

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 24, 2023

Eric Chen
Chief Executive Director
AIB Acquisition Corp
875 Third Avenue , Suite M204A
New York, New York , 10022

> **Re: AIB Acquisition Corp**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-41230**

Dear Eric Chen:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Risk Factors, page 15

1.   We note disclosures in your Form 14A filed on December 30, 2022 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation